Eric Blanchard

+1 617 937 2445

eblanchard@cooley.com

July 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attn:	Mitchell Austin
Kathleen Krebs

Re:	iLearningEngines, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 1, 2024 File No. 333-279908

Ladies and Gentlemen:

On behalf of iLearningEngines, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated July 18, 2024 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed on July 1, 2024 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 81

1.	We note the revisions made in response to prior comment 6. Please revise to discuss whether you have sufficient capital resources to meet your cash requirements for the next 12 months and separately beyond the next 12 months.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of Amendment No. 2 accordingly.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

July 22, 2024

Forward Purchase Agreement, page 83

2.	In response to prior comment 7, you provided two new risk factors on page 46 and additional disclosure regarding the Forward Purchase Agreement on pages 83 and 161. Please revise this disclosure, as appropriate, to address the following:

●	You indicate that the “Maturity Date” is 24 months after the Closing; however, the OTC Equity Prepaid Forward Transaction filed as Exhibit 10.40 indicates the “Maturity Date” is one year after the closing of the business combination.

●	You indicate that you may be required to repurchase up to 2,500,000 shares of common stock from Polar Multi-Strategy Master Fund. Please update this disclosure to indicate the actual amount of shares you may be required to repurchase, which appears to be 445,000 shares in light of the April 9, 2024, amendment to the agreement that provided that Polar “shall not be obligated to and shall not purchase, any Private Shares.”

●	Please quantify the total amount you may be required to pay to Polar at the Maturity Date above the amount you already prepaid. Also disclose the total per share price you will have paid for the shares if your shares are trading below the $10.67 prepaid price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46, 83 and 161 of Amendment No. 2 accordingly.

* * * *

Please direct any questions or further comments concerning Amendment No. 2 or this response letter to either the undersigned at (617) 937-2445 or Paul Alexander of Cooley LLP at (202) 776-2118.

Sincerely

/s/ Eric Blanchard
Eric Blanchard

cc:	Harish Chidambaran, iLearningEngines, Inc.
S. Farhan Naqvi, iLearningEngines, Inc.
David Samuels, iLearningEngines, Inc.
Peter Byrne, Cooley LLP
Paul Alexander, Cooley LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: +1 617 937 2300 f: +1 617 937 2400 cooley.com